DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2309 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

April 13, 2011

VIA EDGAR

Sonia Barros, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Wells Core Office Income REIT, Inc. ( “Wells COIR”)
Post-Effective Amendment No. 3 to Form S-11
Commission File No. 333-163411

Dear Ms. Barros:

On April 7, 2011, Wells COIR filed the above-referenced post-effective amendment to its registration statement on Form S-11. This post-effective amendment was filed pursuant to Wells COIR’s 20.D Industry Guide 5 undertaking and its obligations under Section 10(a)(3) of the Securities Act. You will note that Wells COIR did not include disclosure regarding net tangible book value per share (“NTBV/share”) in the filing. Wells COIR believes such disclosure should not be required for the reasons discussed below.

Form S-11 does not require Wells COIR to disclose NTBV/share

Item 506 of Regulation S-K

Item 5 of Form S-11 requires disclosure of the information required by Item 506 of Regulation S-K. Item 506 calls for disclosure of NTBV/share in two instances, neither of which we believe apply to Wells COIR. The first instance is “where common equity securities are being registered and there is substantial disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions during the past five years, or which they have the right to acquire. . . .” The promoters of Wells COIR acquired their shares at $25.00, which is the maximum price paid by investors in Wells COIR’s public offering. Directors, officers and other affiliates, however, are permitted to purchase shares in the public offering at $23.63 per share, reflecting the fact that no selling commissions or dealer manager fee are paid in connection with such sales. The differential between the price at which such affiliates may purchase shares and the price at which others may purchase shares is, at most, 9.5%. We do not believe this amount constitutes a “substantial disparity,” especially because Wells COIR receives the same net proceeds regardless of whether the shares are purchased by affiliates or by the public. Based on a review of SEC comment letters, it appears that on at least three other occasions the Staff has agreed with this position with respect to whether Item 506 disclosure was triggered as a result of the discounted share price offered to affiliates of non-traded REITs when the discount was similar to the Wells COIR discount and the net offering proceeds to the issuer were the same. (See the responses of Steadfast Income REIT, Inc. (dated 10/15/09), Resource Real Estate Opportunity REIT, Inc. (dated 9/15/09) and TNP Strategic Retail Trust, Inc. (dated 12/4/08).)

Sonia Barros

Securities and Exchange Commission

April 13, 2011 Page 2

The second instance in which Item 506 calls for disclosure of NTBV/share is “where common equity securities are being registered by a registrant that has had losses in each of its last three fiscal years and there is a material dilution of the purchasers’ equity interest. . . .” Wells COIR has not had three years of operations.

Item 503 of Regulation S-K

Item 3 of Form S-11 requires disclosure of the information required by Item 503 of Regulation S-K. Among other disclosures, Item 503 calls for “a discussion of the most significant factors that make the offering speculative or risky.” Wells COIR believes that its offering is risky because of some of the factors that cause its NTBV/share to be less than the public offering price and discloses these risks in its current offering materials. Wells COIR’s NTBV/share is less than its offering price for three reasons (in order of importance): (i) the upfront load paid in connection with the sale of shares in its public offering (including acquisition fees), (ii) depreciation, and (iii) the payment of distributions in excess of net income. Depreciation can be disregarded because real estate values do not fall predictably in accordance with depreciation schedules and they often increase in value. The other two factors are already currently disclosed in the prospectus. See the following disclosures:

•	“Until the proceeds from this offering are fully invested, we may pay distributions . . . .” on page 24 of the prospectus.

•	“Operating Information — Distribution Information” on page 7 of Supplement No. 15.

•	“The offering price was not established on an independent basis. . . .” on the cover page and page 31 of the prospectus.

•	“We will pay substantial fees and expenses to our advisor . . .” on the cover page and page 31 of the prospectus.

•	“Use of Proceeds” on pages 45-47 of the prospectus.

•	“Management Compensation” on pages 64-69 of the prospectus.

•	“Plan of Distribution — Compensation of Dealer Manager and Participating Broker-Dealers” on pages 149-152 of the prospectus.

Rule 408 of Regulation C

Rule 408 provides that “In addition to the information expressly required to be included in a registration statement, there shall be added such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.” We do not believe that any statements in Wells COIR’s registration statement would be misleading but for disclosure of NTBV/share. To the contrary, the prospectus is quite clear that the $25.00 offering price is in excess of liquidation value due to the upfront load, which is prominently quantified throughout the prospectus. And the prospectus also quantifies the extent to which distributions

Sonia Barros

Securities and Exchange Commission

April 13, 2011 Page 3

have exceeded GAAP cash flow from operating activities through December 31, 2010, which is the most recent date for which GAAP cash flow from operating activities is available.

NTBV/share is not helpful for most real estate companies

We believe that the disclosure referenced above not only covers all of the risks related to the reasons NTBV/share is less than the offering price, but it also avoids the arguably misleading impression created by the use of NTBV/share. According to the Division of Corporate Finance Financial Reporting Manual, “tangible book value per share is meant to be a conservative measure of net worth, approximating liquidation value.” For a real estate company, any measure that is meant to resemble a liquidation value is off the mark if it takes into account GAAP depreciation. Moreover, NTBV/share overstates the impact of distributions. Even those real estate companies that pay distributions out of GAAP cash flow from operations will see their NTBV/share fall because the distributions are in excess of net income, which is reduced by the amount of depreciation.

Wells COIR may be unable to disclose NTBV/share in a manner that complies with Item 10(e) of Regulation S-K

The use of NTBV/share raises the question of whether the SEC’s rules regarding the use of non-GAAP financial measures are applicable. NTBV/share may fall within the definition of a “non-GAAP financial measure.” Some issuers have characterized the measure as a “non-GAAP financial measure.” (See, for example, the Form S-1/A filed by Everbank Financial Corp on February 7, 2011, pages 11 and 43.) Although Item 10(e)(5) provides that non-GAAP financial measures (for purposes of Item 10(e)) exclude financial measures required to be disclosed by Commission rules, we do not believe that NTBV/share is required of Wells COIR unless it has three years of losses, in which case disclosure of NTBV/share would be required under Item 506 of Regulation S-K. If NTBV/share is a non-GAAP financial measure, then Item 10(e) of Regulation S-K requires an explanation of why management believes the non-GAAP financial measure provides useful information to investors regarding its financial condition and results of operations. With respect to NTBV/share, Wells COIR’s management believes that the measure is not useful for the reasons discussed above. Wells COIR would therefore not be able to comply with Item 10(e) of Regulation S-K.

The Staff provided informal guidance to industry participants with respect to NTBV/share in advance of the filing of this year’s post-effective amendment filings required pursuant to Section 10(a)(3) of the Securities Act. We are very grateful for the advance notice of the Staff’s position with respect to NTBV/share. Unfortunately, we did not fully appreciate the problems associated with NTBV/share until recently. We greatly appreciate your consideration of the issues raised above. Please do not hesitate to contact the undersigned with any questions or comments.

Sonia Barros

Securities and Exchange Commission

April 13, 2011 Page 4

If you should have any questions about this filing or require any further information, please call me at (919) 786-2002.

Very truly yours,

/s/ Robert H. Bergdolt

Robert H. Bergdolt

Partner